FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of February, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: February 11, 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            11 February 2005 - Revised Financial Calendar 05


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Exhibit 99


Following on from the organisational changes announced yesterday, we have decided to change the date of the Unilever N.V. Annual General Meeting (AGM) to allow Antony Burgmans and Patrick Cescau to attend both the Unilever N.V. and Unilever PLC AGMs.

The Unilever N.V. AGM will be held on Tuesday 10 May 2005, and the Unilever PLC AGM will be held on Wednesday 11 May 2005.

As the Final dividends for Unilever N.V. and Unilever PLC are declared at the AGMs, this change has impacted on our 2005 Financial Calendar, and a revised calendar is provided below.


                        UNILEVER FINANCIAL CALENDAR 2005


The payment timetable for Unilever 2004 final dividends and the 2005 interim dividends on ordinary shares will be as follows:


FINAL FOR 2004                      UNILEVER PLC             PLC ADRS
Proposal Announced                  10 February 2005         10 February 2005
Declaration (at AGM)                11 May 2005              11 May 2005
Ex-dividend date                    18 May 2005              18 May 2005
Record Date                         20 May 2005              20 May 2005
Payment Date                        13 June 2005             13 June 2005

FINAL FOR 2004                      UNILEVER NV              NV NEW YORK SHARES

Proposal Announced                  10 February 2005         10 February 2005
Declaration (at AGM)                10 May 2005              10 May 2005
Ex-dividend date                    12 May 2005              12 May 2005
Record date                         11 May 2005              16 May 2005
Payment Date                        13 June 2005             13 June 2005

INTERIM FOR 2005                    UNILEVER PLC             PLC ADRS

Announced                           03 November 2005         03 November 2005
Ex-dividend date                    16 November 2005         16 November 2005
Record date                         18 November 2005         18 November 2005
Payment date                        02 December 2005         02 December 2005

INTERIM FOR 2005                    UNILEVER NV              NV NEW YORK SHARES

Announced                           03 November 2005         03 November 2005
Ex-dividend date                    04 November 2005         04 November 2005
Record date                         03 November 2005         08 November 2005
Payment date                        02 December 2005         02 December 2005


UNILEVER NV             Announced         Ex-dividend date    Record date         Payment date
cumulative preference
shares
4%                      9 December 2005   12 December 2005    9 December 2005     2 January 2006

6% and 7%               9 September 2005  12 September 2005   9 September 2005    3 October 2005

EUR 0.05 (NLG 0.10)*    27 May 2005
                        25 November 2005* 30 May 2005         27 May 2005         9 June 2005
                                          28 November 2005*   25 November 2005*   9 December 2005*


OTHER KEY FINANCIAL DATES FOR 2005

Financial results will be published at 07.00hrs UK time (08.00 CET) on the following dates:

Q4     Thursday, 10 February 2005

Q1     Friday, 6 May 2005

Q2     Thursday, 4 August 2005

Q3     Thursday, 3 November 2005

Q4     Thursday, 9 February 2006

The Annual General Meetings of Unilever N.V. and Unilever PLC will be held on Tuesday, 10 May 2005, and Wednesday 11 May 2005 in Rotterdam and London respectively.

* On 10 February 2005 Unilever NV announced its decision to convert all outstanding EUR 0.05 (NLG 0.10) cumulative preference shares on 15 February 2005 after close of trading. Upon conversion, the holders of these cumulative preference shares will receive (scrips of) Unilever N.V. ordinary shares and the notional value of the cumulative preference shares of EUR 6.58 (NLG 14.50), which remain outstanding, will be reduced to EUR 0.05 (NLG 0.10). It will be proposed at the Unilever N.V. Annual General Meeting of shareholders to be held in May 2005 that all outstanding cumulative preference shares are cancelled upon repayment of this notional value of NLG 0.10 and accrued dividends. The (scrips of) ordinary shares to be received in the conversion are entitled to the final dividend of the financial year 2004. The dividend on the cumulative preference shares will, in accordance with Unilever NV's articles of association, be calculated on a pro-rata basis, taking into account the notional values for the relevant part of the dividend period. The next date for payment of a dividend on these cumulative preference shares is 9 June 2005. Upon adoption of the proposal to cancel these cumulative preference shares, it is intended that the next following payment of dividend and the repayment of the remaining notional value of the cancelled cumulative preference shares will occur at the moment of cancellation.